HR Ratings® Credit Rating Agency

Exhibit 4: Organizational Structure

HR Ratings

Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Deputy Chief Credit Officer
Head of Business Development
Treasury and AP Sr. Executive Director
Human Resources and Material Resources Sr. Executive Director
Business Development Executive Director
Public Finance and Infrastructure Sr. Executive Director
Corporates / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
IT Director
BD Director
Public Finance and Sovereign Debt Director
Sustainable Impact Director
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
Operations Associate Director
IT Manager
BD Manager
Public Finance and Sovereign Debt Manager
PF Manager
Infrastructure Manager
2 Corporates / ABS Managers
Financial Institutions / ABS Manager
IT Sr. Associate
2 EASD Sr. Associate
Metodological Criteria Sr. Associate
Logistics Associate
2 HR Associate
Communications Associate
Operations Associate
Public Finance and Sovereign Debt Associate
3 FI Associate
Compliance Sr. Analyst
Accounting Sr. Analyst
2 Treasury and AP Sr. Analyst
IT Sr. Analyst
Internal Lawyer
3 Operations Sr. Analyst
2 PF Sr. Analyst
3 PF Sr. Analysts
6 Corporates Sr. Analyst
4 FI Sr. Analyst
3 Compliance Analyst
Accounting Analyst
2 Treasury and AP Analyst
HR Analyst
IT Analyst
Data Analyst
2 BD Analyst
Operations Analyst
Style Editor
PF Analyst
4 PF Analyst
Infrastructure Analyst
Sustainable Impact Analyst
8 Corporates Analyst
3 US Corporates Analyst
12 FI Analyst
Methodological Criteria Analyst
C. of the Board Assistant
Receptionist
Corporates Intern
FI Intern
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
2 Logistics
4 Cleaning Staff
16 Security Staff
Logistics
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